

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 2, 2010

Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, NJ 07606

>   **RE: Form 10-K for the year ended October 31, 2009**
>   **Form 10-Q for the period ended January 31, 2010**
>   **File No. 0-14450**

Dear Mr. Feeney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief